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                                                                    EXHIBIT 99.3

                                                           [English Translation]

                                                               December 30, 2002


                              Hanaro Telecom, Inc.

   Board of Directors Resolution on Foreign Investment in Hanaro Telecom, Inc.

Hanaro Telecom, Inc. (the "Company") gives notice of the resolution passed by the board of directors of the Company on December 30, 2002, regarding the approval of the foreign investment in the Company, as follows:

1.   Type of Investment: Syndicated Loan

2.   Total Amount of Investment: USD700 million (tentative)

3.   Maturity: 5 Years

4. The terms and conditions, including Interest rate and method of interest payment, are currently being negotiated.

5.   Conditions precedent

     - At a shareholders meeting, amendments to the Articles of Incorporation and appointment of directors will be proposed necessary to allow the participation of investors in the Company's management.

     -    The Company shall acquire a 71.95% of stake in Korea Thrunet Co., Ltd.

6.   Representations & Warranties

     - The Company shall follow necessary procedures for board of directors meetings and a shareholders meeting.

     - The Company shall obtain all legal permissions and approvals necessary for the transaction.

7.   Participation of investors in the Company's management

     -    Nomination of 6 directors including a representative director

     -    Nomination of CFO

8.   Delegation of Authority

     - Any decision making authority in relation to finalizing the total issue amount, total number of shares to be issued, conditions precedent, representation & warranties, and covenants and execution of the agreement shall be delegated to the Representative Director & CEO (including the Acting CEO in the absence of a CEO).

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     -    All decision-making authority in relation to the signing of an
          Investment Agreement, Disclosure Schedules, and supplementary agreements including an Investor's Rights Agreement, Employment and Non-Competition, and Management Rights Agreements, and drafting of necessary attachments shall be delegated to the Representative Director & CEO (including the Acting CEO in absence of a CEO.)

9. The lead managers for the loan and the terms and conditions currently under negotiation, including interest rate and payment method, will be filed once such terms and conditions are finalized at a later date.

10. Date of the Board of Directors resolution: Monday, December 30, 2002, Presence of outside directors: present (3), absent (2)
     Presence of auditor: present